[LOGO OMITTED]     Koor Industries Ltd.



KOOR INDUSTRIES LTD. REPORTS SECOND QUARTER AND FIRST SIX MONTHS 2004 CONSOLIDATED RESULTS

o    Net Income for second quarter 2004 $4.5 million - up 10% vs. second quarter
     2003
o Six Month 2004 Net Income $25.3 million - substantially higher than $6.5m last year
o    Improvement in all quarterly and six month 2004 profit margins

ROSH HA'AYIN, Israel - August 25, 2004 - Koor Industries Ltd. (NYSE: KOR), (the "Company", "Koor") a leading Israeli investment holding company, reported today its consolidated financial results for the second quarter and first six months ended June 30, 2004.

SECOND QUARTER 2004 RESULTS
Net Income for the quarter increased 10% to $4.5 million or $0.27 per diluted ordinary share and $0.05 per American Depositary Share ("ADS"), compared to $4.1 million or $0.27 per diluted ordinary share and $0.05 per ADS for the second quarter last year.

Operating profit from consolidated companies (not including ECI Telecom (NASDAQ:
ECIL), which is accounted for on an equity basis) for the second quarter was $64.3 million, a 37% increase compared to $47.0 million for the same period in 2003. The increase in the operating profit is mainly due to an increase in the operating results of Makhteshim Agan Industries (TASE: MAIN), the Elisra Group, and Sheraton Moriah, partially offset by Telrad's operating loss. Operating profit as a percent of revenues was 13%, compared to 12% for the same period in 2003.

Revenues from consolidated companies for the second quarter totaled $495.3 million, a 22% increase compared to $406.3 million for the second quarter of 2003. The increase in revenues is mainly due to a substantial increase in the revenues of consolidated Makhteshim Agan and a slight increase of the Sheraton Moriah hotel chain's revenues, partially offset by a decline in the revenues of Telrad Networks and the Elisra Group.

Commenting on the results, Jonathan Kolber, Chief Executive Officer of Koor Industries said: "Koor's management team continues to work closely with both its private and public holdings with a view to creating shareholder value. We are pleased to present another quarter of improved results at all levels, improved profitability and operating cash-flow. Makhteshim Agan continues to perform strongly with record top and bottom line results, primarily due to its growth through acquisition strategy. ECI Telecom, after many quarters of hard work, has presented a net profit from ongoing activities and growth in all parameters. We are pleased that for the first time since inception KoorCVC contributed to the profit this quarter following the sale of two portfolio companies during the quarter".

Mr. Kolber added: "The Elisra Group continues to streamline operations while generating new orders. This quarter Elisra reported break even results despite recording a one time charge in the amount of $1.9 million for severance pay following the efficiency measures implemented at Tadiran Electronic Systems. Telrad Networks continues to be affected by weaker revenues. Telrad's management quickly identified and responded to these events by implementing efficiency measures and is aiming to break even in the second half of 2004".

FIRST SIX MONTHS 2004 RESULTS

Net Income for the first six months increased substantially to $25.3 million or $1.55 per diluted ordinary share and $0.31 per American Depositary Share ("ADS"), compared to the $6.5 million or $0.43 per diluted ordinary share and $0.09 per ADS for the first six months last year.

Net income for the first six months of 2004 includes a $22 million capital gain, net of the realization of a deferred tax asset of a $13 million recorded in 2003, from the sale of 27 million of shares of Makhteshim Agan held by Koor.

Operating profit from consolidated companies for the first six months was $147.1 million, a 53% increase compared to $96.3 million for the same period in 2003. Operating profit as a percent of revenues was 14%, compared to 11% for the same period in 2003.

Revenues from consolidated companies for the first six months totaled $1,029.0 million, a 17% increase compared to $876.7 million for the first six months of 2003.

RESULTS OF KEY HOLDINGS*

ECI Telecom (in accordance with US GAAP)
Revenues for the second quarter totaled $121 million, a 32% increase compared to $91.5m in the second quarter of 2003. Operating income for the quarter totaled $5.0 million, compared to an operating loss of $20.6 million in the second quarter of 2003.

During the second quarter, ECI incurred charges of $2.7 million, appearing under "Other Expenses", which consist primarily of an impairment charge relating to its remaining 16% holding in ECtel. As a result, Profit from Continuing Operations was reduced to $2.1 million. ECI incurred an additional $5.6 million loss relating to the distribution of ECtel shares to ECI shareholders on May 10, 2004, which appears under "Discontinued Operations". Consequently, the consolidated net loss for the quarter was $3.5 million compared to a net loss of $35 million in the second quarter of 2003. Excluding the charges related to ECtel, ECI earned Net Income of $4.8 million during the quarter.

Revenues for the first six months totaled $229 million, a 17% increase compared to $195 million in the same period last year. Operating profit for the first six months was $1.0 million compared to an operating loss of $22.3 million for the first six months of 2003. Net loss for the first six months was $4.8 million, compared to a net loss of $42.8 million last year.

On May 10, 2004, ECI distributed 7.6 million of its shares in ECtel to its shareholders. After distribution of the shares, ECI holds approximately 16% of ECtel's outstanding shares and no longer consolidates ECtel's results in its income statement. As a result of the said distribution, Koor became a direct shareholder in ECtel, holding approximately 13% of ECtel's shares. Koor, together with other shareholders, committed not to divest of its ECtel shares for the twelve months following the distribution.

Makhteshim-Agan Industries
Revenues for the second quarter totaled $352.1 million, a 26% increase compared to $279.6 million for the same period in 2003. Operating profit for the quarter was $64.9 million, or 18% of revenues, compared to $49.7 million, or 18% of revenues in the same period in 2003, a 31% increase. Net profit for the quarter increased 74% to $40.6 million, compared to $23.4 million for the second quarter of 2003. Net profit for the quarter included a one-time $4.5 million income which reflects the impact of Israel's new reduced corporate tax rate on Makhteshim Agan's tax asset.

During the quarter revenues from North America increased by 67.9%, totaling $54 million, compared to $32.2 million in the same quarter last year. The increase in North American revenues stems from increased sales of finished products in the region, first time consolidation of acquired Farm Saver (May 2004) and the proportional consolidation of acquired Control Solutions (June 2004). Revenues from Europe totaled $163.5 million compared to $132 million in the same quarter last year.

Revenues for the first six months totaled $766.6 million, a 27% increase compared to $604.7 million for the same period in 2003. Operating profit for the first six months totaled $150.3 million, or 20% of revenues, compared to $112.0 million, or 19% of revenues in the same period in 2003, a 34% increase. Net profit for the first six months of 2004 increased 54% to $85.7 million, compared to $55.6 million for the same period in 2003, a 54% increase.

Elisra Group
Revenues for the second quarter totaled $64.5 million, compared to $71.0 million for the same period in 2003, a 9% decline. Operating loss for the quarter was minor, compared to a $0.8 million operating profit in the second quarter of 2003. Net profit for the quarter was minor, compared to a $1.4 million net profit for the same period last year. Operating and net loss for the quarter included a one-time charge of $1.9 million relating to the restructuring measures implemented at Tadiran Electronic Systems. Excluding this one-time charge, in the second quarter of 2004 Elisra generated an operating profit of $1.7 million and a net profit of $2.0 million. Net loss for the second quarter of 2003 included $0.8 million net loss from divested BVR Systems.

Revenues for the first six months of 2004 totaled $128.7 million, compared to $141.5 million for the same period in 2003, a 9% decline. Operating profit for the first six months was $1.3 million, compared to a $7.0 million operating loss in the same period in 2003. Net profit for the first six months was minor, compared to a $5.5 million net loss for the same period last year. Excluding the one-time charge relating to the restructuring measures implemented at Tadiran Electronic Systems, in the first six months of 2004 Elisra generated an operating profit of $3.2 million and a net profit of $2.0 million. Net loss for the first six months of 2003 included $2.2 million net loss from divested BVR Systems.

Telrad Networks
Revenues for the second quarter totaled $31.4 million, compared to $38.4 million for the second quarter of 2003, an 18% decline. Operating loss for the quarter was $2.3 million compared to a $1.0 million operating profit in the second quarter of 2003. Net loss for the quarter was $4.3 million compared to breaking even in the second quarter of 2003. Net loss for the quarter included a one-time $1.4 million charge which reflects the impact of Israel's new reduced corporate tax rate on Telrad Networks' tax asset.

Revenues for the first six months totaled $61.3 million, compared to $76.4 million for the same period in 2003, a 20% decline. Operating loss for the first six months was $2.6 million compared to a $3.1 million operating profit in the same period last year. Net loss for the first six months was $3.4 million compared to $1.1 million net profit in the first six months in 2003.

After the end of the quarter Telrad Networks initiated several steps aimed at achieving break even in the second part of the year. These steps include the reduction in headcount paired with cost-cutting measures, in order to adapt to the changing revenue levels. The results of these measures are already due to be felt in the third quarter of 2004.

* Our Key Holdings' results are presented as published. Differences may occur during consolidation given accounting principles and currency translation differences.

Conference call details:
Date: August 26, 2004
Time: 11:00 am EDT (16:00 UK, 18:00 Israel)
US phone: 1 866 500 4964; Canada phone: 1-888-604-5839
UK phone: 0 800 917 4256; Israel phone: 03 9255910
Replay no. (until September 8, 2004): 1 888 269 0005 (US),
+972 (0) 3 925 5902 (International)

********************* Financial Tables Follow *********************
About Koor
Koor Industries is a leading investment holding company, focusing on high-growth, internationally-oriented, Israeli companies. Koor actively invests in telecommunications through its holdings in ECI Telecom (NASDAQ: ECIL), Telrad Networks and ECTel (NASDAQ: ECTX); in agrochemicals through Makhteshim Agan Industries (TASE: MAIN); in defense electronics through the Elisra Defense Group; and in promising start-ups through Koor Corporate Venture Capital. Koor's ADSs (American Depositary Shares) are traded on the New York Stock Exchange (NYSE: KOR) and Koor's ordinary shares are traded on the Tel Aviv Stock Exchange (TASE: KOR). For additional information on Koor please access our website www.koor.com.

For further information, please contact:
Yuval Yanai - Senior Vice President and CFO, Koor Industries Ltd.
Tel. +9723 9008 310
or
Fiona Darmon - Director of Corporate Communications, Koor Industries Ltd. Tel. +9723 9008 417


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Koor Industries Ltd.                                                                                    (AN ISRAELI CORPORATION)
------------------------------------------------------------------------------------------------------------------------------------
Condensed Consolidated Statement of Operations


                                                     Six months ended               Three months ended            Year ended
                                                          June 30                         June 30                 December 31
                                                        2004            2003           2004           2003           2003
                                               --------------    ------------    -----------    -----------    ------------------
                                                         UnAudited                       UnAudited                  Audited
                                               ------------------------------    --------------------------    ------------------
                                                                            Convenience translation
                                                                            -----------------------
                                                                          (U.S. dollars in thousands)
                                                                          ---------------------------

Income from sales and services                     1,028,980         876,677        495,311        406,250             1,710,125
Cost of sales and services                           703,057         621,509        342,854        283,993             1,199,231
                                                     -------         -------        -------        -------             ---------
Gross Profit                                         325,923         255,168        152,457        122,257               510,894

Selling and marketing expenses                       120,446         106,565         60,159         50,038               209,130
General and administrative                            58,407          52,323         27,988         25,185               102,456
                                                      ------          ------         ------         ------               -------
Operating earnings                                   147,070          96,280         64,310         47,034               199,308

Finance expenses, net                                 34,099          12,947         16,042          6,776                50,745

Other income (expenses)                                6,727         -30,156        -10,894        -10,016               -48,859
                                                       -----         -------        -------        -------               -------
Earnings before taxes on income                      119,698          53,177         37,374         30,242                99,704

Taxes on income                                       45,685          12,159          9,480          5,194                18,984

Equity in results of affiliates, net                     753         -10,027          2,606         -6,688               -25,311

Minority interest in subsidiaries, net               -49,418         -24,455        -26,010        -14,279               -45,098
                                               --------------    ------------    -----------    -----------    ------------------
Net Profit (Loss) for the period                      25,348           6,536          4,490          4,081                10,311
                                               ==============    ============    ===========    ===========    ==================

Basic earning (loss) per Ordinary Share (in $):
per share                                               1.55            0.43           0.27           0.27                  0.66
per ADS                                                 0.31            0.09           0.05           0.05                  0.13

Weighted  average shares outstanding (in
thousands)                                            16,333          15,266         16,333         15,360                15,717



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



Koor Industries Ltd.                                                                                    (AN ISRAELI CORPORATION)
------------------------------------------------------------------------------------------------------------------------------------
Condensed Consolidated Balance Sheet


                                                              June 30                 June 30             December 31
                                                                 2004                    2003                    2003
                                                     -----------------      ------------------      ------------------
                                                            Unaudited               Unaudited                 Audited
                                                     -----------------      ------------------      ------------------
                                                                         Convenience translation
Assets                                                                 (U.S. dollars in thousands)
Current Assets:
Cash and cash equivalents                                     210,430                 194,680                 131,955
Short-term deposits and investments                           118,623                  82,302                  81,567
Trade Receivables                                             486,583                 457,229                 456,407
Other accounts receivable                                     100,782                 100,667                 100,549
Assets designed  for sale                                       9,414                   9,542                   9,456
Inventories                                                   411,149                 379,250                 419,335
                                                              -------                 -------                 -------
Total current assets                                        1,336,981               1,223,670               1,199,269
Investments and Long-Term Receivables                         317,487                 326,998                 317,356
Fixed Assets, net                                             661,453                 649,332                 651,191
Other Assets, net                                             548,762                 479,477                 471,666
                                                     -----------------      ------------------      ------------------
                                                            2,864,683               2,679,477               2,639,482
                                                     =================      ==================      ==================

Liabilities and Shareholders' Equity
Current Liabilities:
Credits from banks and others                                 289,610                 318,532                 350,768
Trade payables                                                314,891                 256,973                 298,595
Other payables                                                294,839                 303,556                 282,459
Customer advances, net                                         40,733                  48,245                  34,788
                                                               ------                  ------                  ------
Total current liabilities                                     940,073                 927,306                 966,610
                                                              -------                 -------                 -------

Long-Term Liabilities:
Long-Term Loans                                               626,879                 834,325                 693,759
Debentures                                                    150,000                  85,334
Customer advances                                              38,271                  45,683                  43,161
Deferred taxes on income                                       53,975                  41,047                  44,427
Accrued employee rights upon retirement                        46,975                  49,827                  42,696
                                                               ------                  ------                  ------
Total long-term liabilities                                   916,100               1,056,216                 824,043

Debentures                                                     54,611                                          75,666

Minority Interests                                            517,960                 344,484                 386,151

Shareholders' Equity                                          435,939                 351,471                 387,012
                                                              -------                 -------                 -------
                                                     -----------------      ------------------      ------------------
                                                            2,864,683               2,679,477               2,639,482
                                                     =================      ==================      ==================

Shares outstanding (in thousands)                           15,788.81               15,673.38               15,741.16
Shareholders equity per ordinary share                          27.61                   22.42                   24.59
Shareholders equity per ADS                                      5.52                    4.48                    4.92


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